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                       Filed by Compaq Computer Corporation Pursuant to Rule 425
                                                Under the Securities Act of 1933
                                         And Deemed Filed Pursuant to Rule 14a-6
                                       Under the Securities Exchange Act of 1934
                                    Subject Company: Compaq Computer Corporation
                                                  Commission File No.: 333-73454

This filing relates to a planned merger (the "Merger") between Hewlett-Packard Company ("HP") and Compaq Computer Corporation ("Compaq") pursuant to the terms of an Agreement and Plan of Reorganization, dated as of September 4, 2001 (the "Merger Agreement"), by and among HP, Heloise Merger Corporation and Compaq. The Merger Agreement is on file with the Securities Exchange Commission as an exhibit to the Current Report on Form 8-K, as amended, filed by Compaq on September 4, 2001, and is incorporated by reference into this filing.

The following is the text of an advertisement first published by Compaq on February 26, 2002.

WE HAVE ONE THING TO SAY ABOUT TOMORROW.

BRING IT ON.

To understand where we'll be tomorrow, consider where we are today.

COMPAQ IS #1
in industry-standard Windows(R)- and Linux(R)-based servers, shipping more than any other company. Our ability to help customers adapt to change, reduce costs and ensure quality of service to their customers is why Compaq is the server of choice worldwide.

COMPAQ IS #1
in storage. Last year, we shipped more storage globally than any other company - nearly 100 petabytes. And as a leading provider of open Storage Area Networks, we're first with the next generation of enterprise storage as well.

COMPAQ IS #1
in mission-critical, high-availability computing. We power 95% of the world's securities transactions and 14 of the world's largest stock exchanges.

COMPAQ IS #1
in high-performance technical computing. In eight of the world's largest supercomputing projects, customers chose us as their partner.

COMPAQ IS A MARKET LEADER
in global services. Over 34,000 Compaq global services professionals create enterprise solutions daily and implement them worldwide.

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The future is integrated solutions, not just stand-alone products. The future is globally supporting and managing IT infrastructure, not just building it. The future is the combined strengths of Compaq and HP. Together, we will lead the changes transforming our industry - and produce even greater value for our customers and shareholders.

To vote FOR the HP/Compaq merger, sign, date and return your white proxy card today. If you have questions or need assistance in voting your shares, please call the firm assisting us in the solicitation of proxies, Georgeson Shareholder Communications Inc., toll-free at 866-728-9010.

For important information about the merger, please read HP's registration statement on Form S-4, dated February 5, 2002, and any other relevant materials filed by HP or Compaq with the SEC. These documents and the periodic reports mentioned below are available on the SEC's website at www.sec.gov [http://www.sec.gov]. This document contains information regarding forward-looking statements that involve risks and uncertainties such as future cost savings, earnings, growth and expected profitability, and the assumptions and beliefs underlying our financial expectations. If these risks or uncertainties (including those also identified in HP's Form S-4 and in Compaq's or HP's periodic reports filed with the SEC) materialize, Compaq's results could differ from expectations. All business rankings are based on industry data/market share. Compaq and the Compaq logo are trademarks of Compaq Information Technologies Group, L.P., in the United States and other countries. Windows is a registered trademark of Microsoft Corporation in the United States and other countries. All other product names mentioned herein may be trademarks of their respective companies. (C)2002 Compaq Information Technologies Group, L.P.

FORWARD LOOKING STATEMENT

This document contains forward-looking statements that involve risks, uncertainties and assumptions. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. Risks, uncertainties and assumptions include the possibility that the Hewlett-Packard/Compaq merger does not close or that the companies may be required to modify aspects of the transaction to achieve regulatory approval or that prior to the closing of the proposed merger, the businesses of the companies suffer due to uncertainty; the market for the sale of certain products and services may not develop as expected; that development of these products and services may not proceed as planned; that Compaq and Hewlett-Packard are unable to transition customers, successfully execute their integration strategies, or achieve planned synergies; other risks that are described from time to time in Compaq and Hewlett-Packard's Securities and Exchange Commission reports (including but not limited to Compaq's annual report on Form 10-K for the year ended December 31, 2001, HP's annual report on Form 10-K, as amended on January 30, 2002, for the fiscal year ended October 31, 2001, and subsequently filed reports). If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, Compaq's results could differ materially from Compaq's expectations in these statements. Compaq assumes no obligation and does not intend to update these forward-looking statements.

ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

On February 5, 2002, HP filed a Registration Statement with the SEC containing a definitive joint proxy statement/prospectus regarding the Merger. Investors and security holders of HP and Compaq are urged to read the definitive joint proxy statement/prospectus filed with the SEC on February 5, 2002 and any other

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relevant materials filed by HP or Compaq with the SEC because they contain, or will contain, important information about HP, Compaq and the Merger. The definitive joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by HP or Compaq with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by HP by contacting HP Investor Relations, 3000 Hanover Street, Palo Alto, California 94304, 650-857-1501. Investors and security holders may obtain free copies of the documents filed with the SEC by Compaq by contacting Compaq Investor Relations, P.O. Box 692000, Houston, Texas 77269-2000, 800-433-2391. Investors and security holders are urged to read the definitive joint proxy statement/prospectus and the other relevant materials (when they become available) before making any voting or investment decision with respect to the Merger.